EXHIBIT 99.1

Golar LNG Limited Dividend Information Correction

On August 30, 2017 Golar LNG Limited ("the Company") issued a press release containing dividend information for the quarter ended June 30, 2017. The Company announced an ex-dividend trading date of September 12, 2017 and a record date of September 14, 2017.  Nasdaq has recently announced, however, that effective September 7, 2017 and due to the shortening of the settlement cycle for transactions in U.S. securities from trade date plus three business days (T+3) to trade date plus two business days (T+2), that the ex-dividend date must now be one business day before the record date. As such, the Company's new ex-dividend date will be September 13, 2017. The record date of September 14, 2017 remains unchanged.

Golar LNG Limited
Hamilton, Bermuda
11 September, 2017